UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

UCLOUDLINK GROUP INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00005 per share

(Title of Class of Securities)

90354D104 **

(CUSIP Number)

October 10, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 90354D104 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on Nasdaq Global Market under the symbol “UCL.” Each ADS represents ten Class A ordinary shares, par value US$0.00005 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90354D104

1.	Names of Reporting Persons Yifeng Wan

2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,042,540 Class A ordinary shares(1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 13,042,540 Class A ordinary shares(1)
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,042,540 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.78% (2)
12.	Type of Reporting Person IN

(1)	Yifeng Wan may be deemed to have beneficial ownership over 13,042,540 Class A ordinary shares held of record in the form of 1,304,254 ADSs.

(2)

Calculated based on 167,674,670 Class A ordinary shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 30, 2022 for the quarterly period ended June 30, 2022.

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 Item 1(a). Name of Issuer:

uCloudlink Group Inc. (the “Issuer”)

 Item 1(b). Address of Issuer’s Principal Executive Offices:

Room 2119, 21/F, One Pacific Centre, 414 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong

 Item 2(a). Name of Person Filing:

This Schedule 13G is being filed by the following reporting person (“Reporting Person”):

Yifeng Wan

 Item 2(b). Address of Principal Business Office or, if none, Residence:

Unit 1, No. 1106 Lianhua Road, Shenzhen, Guangdong, China 518038

 Item 2(c). Citizenship:   People’s Republic of China

 Item 2(d). Title of Class of Securities:

Class A ordinary shares, par value US$0.00005 per share.

 Item 2(e). CUSIP Number:

CUSIP number 90354D104 has been assigned to the ADSs of the Issuer, each ADS representing ten Class A ordinary shares, par value US$0.00005 per share.

 Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

 Item 4. Ownership.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

 Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

 Item 8. Identification and Classification of Members of the Group.

Not applicable.

 Item 9. Notice of Dissolution of Group.

Not applicable.

 Item 10. Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 19, 2022

/s/ Yifeng Wan
YIFENG WAN

[Signature page to Schedule 13G]

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